[Letterhead of Wachtell, Lipton, Rosen & Katz]

July 10, 2015

Via EDGAR

Justin Dobbie, Esq.

Legal Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	XPO Logistics, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed June 18, 2015

File No. 001-32172

Dear Mr. Dobbie:

On behalf of our client, XPO Logistics, Inc. (“XPO” or the “Company”), set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 25, 2015, regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed on June 18, 2015. In connection with this letter responding to the Staff’s comments, the Company is filing with the Commission Amendment No. 1 to the Proxy Statement (“Amendment No. 1”). For the Staff’s convenience, three copies of Amendment No. 1 marked by the financial printers to show the revisions have been delivered to your attention.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of Amendment No. 1.

General

1.	We note that you reference certain documents being incorporated by reference into this preliminary proxy statement on pages 3, 9, 12, 14 and 25. Information may be incorporated by reference only in the manner and to the extent specifically permitted in the Items of Schedule 14A. Please provide us your analysis supporting the incorporation by reference of these documents in order to satisfy your disclosure obligations. Please refer to Note D of Schedule 14A.

Response: In response to the Staff’s comment, the Company has revised the Proxy Statement throughout Amendment No. 1 to remove the use of incorporation by reference.

2.	Please also tell us whether you intend to deliver the reports listed on page 25 with the proxy statement. Refer to Item 13(b)(2) of Schedule 14A.

Response: In light of the Company’s revision to the Proxy Statement to remove the use of incorporation by reference, the Company no longer believes that Item 13(b)(2) of Schedule 14A is applicable to the Proxy Statement.

Authorized Shares Proposal, page 16

3.	Please disclose whether you have any current plans to issue the additional shares.

Response: In response to the Staff’s comment, the Company has added additional disclosure on page 16 of Amendment No. 1.

*    *    *    *    *    *

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (212) 403-1234 or my colleague, Sebastian L. Fain, at (212) 403-1135.

Sincerely yours,

/s/ Adam O. Emmerich

Adam O. Emmerich

Enclosures

cc:	Ada Sarmento, Esq., U.S. Securities and Exchange Commission

Gordon E. Devens, Esq., General Counsel, XPO Logistics, Inc.